QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 25, 2003

WESTPAC BANKING CORPORATION
(Translation of registrant's name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	x	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Act of 1934.]

Yes		No	x

[If "Yes" is marked, indicate the file number assigned to the registrant
in connection with Rule 12g3-2(b):82-    ]

Index to Exhibits

Exhibit No.	Description
1	Announcement dated June 6, 2003 regarding the Westpac Share Registry move to ASX Perpetual Registrars Limited.
2	Announcements dated June 6, 11, 24, 30, July 4, 29, August 1, 12 and 21, 2003, regarding the Issue of Shares Pursuant to Exercise of Employee Share Plan Options.
3	Announcement dated June 17, 2003, regarding the Dividend Reinvestment Plan.
4	Announcements dated August 1, 2003, regarding Performance Share Right Grant — Westpac Performance Plan.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION (Registrant)
Date: August 25, 2003	By:	/s/ MANUELA ADL Manuela Adl SVP & Chief Operating Officer

QuickLinks

SIGNATURES